UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2020
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 13, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Reports 2020 First Quarter Results

•	Quarterly revenue increased to $278.9 million

•	Quarterly IPG Net Earnings increased to $14.2 million

•	Quarterly IPG Adjusted Net Earnings(1) increased to $12.9 million

•	Quarterly adjusted EBITDA(1) decreased to $37.5 million

MONTREAL, QUEBEC and SARASOTA, FLORIDA - May 13, 2020 - Intertape Polymer Group Inc. (TSX:ITP) (the "Company") today released results for its first quarter ended March 31, 2020. All amounts in this press release are denominated in US dollars ("USD") unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, refer to the Company's management's discussion and analysis ("MD&A") and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three months ended March 31, 2020 ("Financial Statements").

“Our priorities as we move through the unprecedented nature of the COVID-19 pandemic are the health and safety of our employees, the security of our assets and our relationships with customers that require the essential goods and services we provide by working closely with our suppliers,” said Greg Yull, President and CEO. “All of our facilities are operating, now including the Indian facilities, given the essential nature of the markets we serve. The diversity of our end markets is a clear benefit given the widespread shelter-in-place practices and resulting impact on the economy. As a GDP plus growth business, we are certainly not immune to the broad nature of the economic downturn. Demand in the general manufacturing, transportation, retail and building & construction end markets started to reflect the movement in the broader economy as we have moved through the second quarter, which is a change from how we finished in March. At the same time our e-commerce and food & beverage channels continue to demonstrate significant growth and stability, respectively. Given the uncertainty for the duration of the downturn resulting from the pandemic and our exposure to GDP performance in end markets outside of e-commerce and food & beverage, we have withdrawn our 2020 outlook.”

“From our perspective, we believe the business is extremely well positioned to weather the downturn. Most importantly, the commitment of our employees to continue to perform in the face of the pandemic we believe demonstrates that they recognize the essential nature of their work as well as the trust in our team to protect their health and safety. Our packaging tapes and protective solutions offer out-sized exposure to e-commerce growth and the shift in retail behavior. Our recent acquisitions and strategic capex investments have strengthened both our low-cost manufacturing base and our product bundle. We entered 2020 in a much stronger financial position than at any point in the Company’s history, with improved margins, a flexible capital structure from the senior unsecured note offering in October 2018 and ample liquidity. These are the essential characteristics that position us to come out the other side of this pandemic in a strong position in the market,” said Mr. Yull.

First Quarter 2020 Highlights (as compared to first quarter 2019):

•	Revenue increased 0.4% to $278.9 million primarily due to an increase in volume/mix and additional revenue from the Nortech Acquisition (2), partially offset by lower selling prices.

•
Gross margin increased to 21.1% from 20.8% primarily due to an increase in spread between selling prices and combined raw material and freight costs, partially offset by an increase in plant-related operating costs mainly due to inventory planning initiatives.

•
Net earnings attributable to the Company shareholders ("IPG Net Earnings") increased $3.7 million to $14.2 million ($0.24 basic and diluted earnings per share) primarily due to (i) a decrease in selling, general and administrative ("SG&A") expenses mainly driven by a decrease in the fair value of cash-settled share-based compensation, (ii) an increase in gross profit and (iii) a decrease in income tax mainly driven by a favourable mix of earnings between jurisdictions and favourable treatment of interest deductions related to the restructuring of intercompany debt.

•
Adjusted net earnings increased $0.7 million to $12.9 million ($0.22 basic and diluted adjusted earnings per share)(1) primarily due to a decrease in income tax expense, partially offset by an increase in SG&A.

•	Adjusted EBITDA decreased 2.0% to $37.5 million primarily due to an increase in SG&A.

•
Cash flows from operating activities improved $2.4 million to an outflow of $16.1 million mainly due to a year over year decrease in cash used for working capital items and an increase in gross profit, largely offset by an increase in federal income taxes paid in the first quarter of 2020.

•	Free cash flows(1) improved by $12.8 million to negative $23.5 million primarily due to a decrease in capital expenditures.

(1)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

(2)
"Nortech Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020.

Other Highlights:
Dividend Declaration

On May 12, 2020, the Company declared a quarterly cash dividend of $0.1475 per common share, unchanged from the prior period, payable on June 30, 2020 to shareholders of record at the close of business on June 15, 2020. These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

COVID-19
The Company has implemented measures to prioritize the health and safety of employees while protecting its assets, customers and shareholders. The following represent highlights of its efforts to this point:

•
The IPG team has put measures in place to allow employees to work safely at the facilities according to CDC and other applicable social distancing guidelines, wearing protective face coverings provided by the Company where required, and strongly encouraging employees to wear them in jurisdictions where they are not already required, and completing health interviews prior to entry on a regular basis. The Company has significantly increased the cleaning and sanitization of the equipment and facilities in the context of COVID-19 and are supporting remote work arrangements for approximately 23% of its workforce in North America with the ability to telecommute. The remote work arrangements have not had any significant effect on the Company's ability to conduct its day-to-day operations.

•
All IPG facilities are open and operating having qualified as essential under the applicable government orders and guidelines. IPG possesses alternative capacity across all of its major product lines that would allow it to continue to operate if facilities were required to close, however, in most cases this alternative capacity would produce less than its current run rates. IPG has and will continue to adjust production plans to align with demand and slowdown as deemed necessary in order to manage working capital and associated cost levels.

•
IPG's cash and loan availability was $329.1 million at the conclusion of the first quarter. Typically, due to the normal seasonality of the business, our cash flow from operations and free cash flow are at their lowest in the first quarter, in a negative position, before progressively increasing each quarter throughout the year. The loan covenants were well within their limits with the consolidated secured net leverage ratio at 1.80, compared to the covenant maximum of 3.70, and the consolidated interest coverage ratio at 5.53, compared to the covenant minimum of 2.75 as of March 31, 2020. Loan availability was $309.6 million as of March 31, 2020 which does not include the incremental accordion feature of $200.0 million available on our credit facility (subject to the credit agreement's terms and lender approval). Additionally, the 2018 Credit Facility has over three years remaining until maturity and our senior unsecured notes have over six years remaining until maturity. See "Liquidity and Borrowings" in management's discussion and analysis for more information.

Outlook

The Company has withdrawn its Revenue, Adjusted EBITDA and Free Cash Flow guidance for fiscal year 2020 in light of the macroeconomic uncertainty caused by COVID-19. In order to support shareholders understanding of the changes in end-market demand in the context of the unprecedented nature of the COVID-19 pandemic and the latency of the first quarter results given that the shelter-in-place practices in North America began in March, the Company is providing an outlook for the second quarter of 2020, on a one-time basis.

•	Revenue in the second quarter of 2020 is expected to be between $235 and $250 million. Adjusted EBITDA for the second quarter of 2020 is expected to be between $29 and $34 million.
These ranges reflect management's current expectations for the remainder of the second quarter of 2020 and include the sales performance in the second quarter through May 8, 2020, which is approximately 10% below the same period in 2019, as well as known orders through the end of May. These ranges include the impact of the Nortech Acquisition and reflect management's best estimates as of May 12, 2020 of potential uncertainties over the remainder of the second quarter of 2020 given COVID-19.

The Company is also withdrawing its 2022 targets for $1.5 billion in revenue and $225 million in adjusted EBITDA. The Company estimates it required two to four additional acquisitions, depending on size, to attain these targets based on its pre-COVID-19 run rates. The Company is not planning to actively pursue any acquisitions until greater visibility on the recovery from COVID-19 exists. As a result, management believes the time lost to the pandemic significantly decreases the probability of achieving the targets.

“As a result of putting our M&A strategy on pause, we have decided to remove the 2022 targets for revenue and adjusted EBITDA today,” continued Mr. Yull. “The 2022 targets were established in 2016, at which point the business was generating approximately $780 million in revenue and a little over $100 million in adjusted EBITDA. We have committed to remain disciplined and not overpay for acquisitions to achieve targets that were based on a certain level of M&A activity in a very different economic environment, and as such, we believe it is appropriate to withdraw the 2022 targets.”

Conference Call

A conference call to discuss the Company's 2020 first quarter results will be held Wednesday, May 13, 2020, at 10 A.M. Eastern Time.

Participants may join by telephone or computer as follows:

Telephone: Please dial 877-291-4570 (USA & Canada) and 647-788-4919 (International). PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE ACCOMPANYING PRESENTATION:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 7949259. The recording will be available from May 13, 2020 at 1:00 P.M. until June 12, 2020 at 11:59 P.M. Eastern Time.

Computer: PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE WEBCAST:

https://onlinexperiences.com/Launch/QReg/ShowUUID=46909EC6-FCDA-4FC2-A375-29F2B1178926

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,700 employees with operations in 31 locations, including 22 manufacturing facilities in North America, four in Asia and one in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the COVID-19 pandemic (including the Company’s priorities as we move through the pandemic, the uncertainty for the duration of the pandemic and of the downturn resulting from the pandemic, the exposure of the Company’s business to the pandemic), the Company’s positioning to weather the downturn, the Company’s characteristics that position it, in its belief, to come out the other side of the COVID-19 pandemic in a strong position in the market, the Company’s adjustment of its production plans to align with demand and slowdown as deemed necessary in order to manage working capital and associated cost levels, and the Company’s revenue and Adjusted EBITDA outlook for the second quarter of 2020 , may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; anticipated cash flows from the Company's operations; availability of funds under the Company's 2018 Credit Facility; the Company's flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2019 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and MD&A are available on the Company's website at www.itape.com in the Investor Relations section or under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended March 31,
(In thousands of USD, except per share amounts)
(Unaudited)

	Three months ended March 31,
	2020	2019
	$	$
Revenue	278,872	277,823
Cost of sales	219,961	220,027
Gross profit	58,911	57,796
Selling, general and administrative expenses	30,849	32,683
Research expenses	3,333	3,168
	34,182	35,851
Operating profit before manufacturing facility closures, restructuring and other related charges	24,729	21,945
Manufacturing facility closures, restructuring and other related charges	651	304
Operating profit	24,078	21,641
Finance costs (income)
Interest	7,798	7,693
Other (income) expense, net	(1,132)	(655)
	6,666	7,038
Earnings before income tax expense	17,412	14,603
Income tax expense
Current	2,355	1,175
Deferred	881	2,896
	3,236	4,071
Net earnings	14,176	10,532
Net earnings (loss) attributable to:
Company shareholders	14,238	10,491
Non-controlling interests	(62)	41
	14,176	10,532
Earnings per share attributable to Company shareholders
Basic	0.24	0.18
Diluted	0.24	0.18

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended March 31,
(In thousands of USD)
(Unaudited)

	Three months ended March 31,
	2020	2019
	$	$
OPERATING ACTIVITIES
Net earnings	14,176	10,532
Adjustments to net earnings
Depreciation and amortization	15,001	14,669
Income tax expense	3,236	4,071
Interest expense	7,798	7,693
Share-based compensation benefit	(3,952)	(1,436)
Gain on foreign exchange	(1,668)	(1,200)
Pension and other post-retirement expense related to defined benefit plans	541	516
Other adjustments for non-cash items	2,051	162
Income taxes paid, net	(4,233)	(487)
Contributions to defined benefit plans	(359)	(300)
Cash flows from operating activities before changes in working capital items	32,591	34,220
Changes in working capital items
Trade receivables	(5,161)	(4,624)
Inventories	(10,950)	(14,858)
Other current assets	556	1,930
Accounts payable and accrued liabilities and share-based compensation liabilities, current	(32,770)	(34,708)
Provisions	(354)	(458)
	(48,679)	(52,718)
Cash flows from operating activities	(16,088)	(18,498)
INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired	(36,656)	—
Purchases of property, plant and equipment	(7,457)	(17,850)
Other investing activities	155	(596)
Cash flows from investing activities	(43,958)	(18,446)
FINANCING ACTIVITIES
Proceeds from borrowings	159,916	74,799
Repayment of borrowings	(73,763)	(33,415)
Interest paid	(2,991)	(3,977)
Dividends paid	(8,807)	(8,189)
Other financing activities	—	(83)
Cash flows from financing activities	74,355	29,135
Net increase (decrease) in cash	14,309	(7,809)
Effect of foreign exchange differences on cash	(1,917)	39
Cash, beginning of period	7,047	18,651
Cash, end of period	19,439	10,881

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of USD)

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	19,439	7,047
Trade receivables	140,445	133,176
Inventories	197,436	184,937
Other current assets	23,374	22,287
	380,694	347,447
Property, plant and equipment	403,905	415,311
Goodwill	152,368	107,677
Intangible assets	110,796	115,049
Deferred tax assets	27,905	29,738
Other assets	9,391	10,518
Total assets	1,085,059	1,025,740
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	123,443	145,051
Share-based compensation liabilities, current	3,988	4,948
Provisions, current	1,459	1,766
Borrowings and lease liabilities, current	25,371	26,319
	154,261	178,084
Borrowings and lease liabilities, non-current	569,061	482,491
Pension, post-retirement and other long-term employee benefits	16,879	17,018
Share-based compensation liabilities, non-current	813	4,247
Non-controlling interest put options	12,906	13,634
Contingent consideration	10,856	—
Deferred tax liabilities	46,477	46,669
Provisions, non-current	2,958	3,069
Other liabilities	11,559	8,300
Total liabilities	825,770	753,512
EQUITY
Capital stock	354,559	354,559
Contributed surplus	17,449	16,782
Deficit	(82,367)	(87,899)
Accumulated other comprehensive loss	(41,513)	(22,702)
Total equity attributable to Company shareholders	248,128	260,740
Non-controlling interests	11,161	11,488
Total equity	259,289	272,228
Total liabilities and equity	1,085,059	1,025,740

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
IPG Net Earnings	14.2	10.5
Manufacturing facility closures, restructuring and other related charges	0.7	0.3
M&A Costs	1.6	3.0
Share-based compensation benefit	(4.0)	(1.4)
Loss on disposal of property, plant and equipment	0.1	0.1
Income tax effect of these items	0.3	(0.3)
Adjusted net earnings	12.9	12.2

IPG Net Earnings per share
Basic	0.24	0.18
Diluted	0.24	0.18

Adjusted earnings per share
Basic	0.22	0.21
Diluted	0.22	0.21

Weighted average number of common shares outstanding
Basic	59,009,685	58,652,366
Diluted	59,075,593	58,924,107

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of USD)
(Unaudited)

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Net earnings	14.2	10.5
Interest and other finance costs	6.7	7.0
Income tax expense	3.2	4.1
Depreciation and amortization	15.0	14.7
EBITDA	39.1	36.3
Manufacturing facility closures, restructuring and other related charges	0.7	0.3
M&A Costs	1.6	3.0
Share-based compensation benefit	(4.0)	(1.4)
Loss on disposal of property, plant and equipment	0.1	0.1
Adjusted EBITDA	37.5	38.3

Free Cash Flows

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences normal business seasonality that typically results in cash flows from operating activities and free cash flows that are negative in the first quarter and progressively increase each quarter throughout the year with the majority being generated in the fourth quarter in line with required working capital investments.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Cash flows from operating activities	(16.1)	(18.5)
Less purchases of property, plant and equipment	(7.5)	(17.9)
Free cash flows	(23.5)	(36.3)